EXHIBIT 99.1

NewsRelease

TransCanada adds fourth solar facility to energy portfolio

TORONTO, ONTARIO--(Marketwired – January 2, 2014) - TransCanada Corporation (TSX:TRP) (NYSE:TRP) (TransCanada) today announced it has acquired an additional Ontario solar power facility, known as Mississippi Mills, from Canadian Solar Solutions Inc. (Canadian Solar).  Mississippi Mills is a newly built 10-megawatt (MW) facility located west of Ottawa. This deal follows the previously announced purchase of Brockville 1, Brockville 2 and Burritts Rapids solar facilities as part of an agreement to purchase a total of nine solar facilities from Canadian Solar in Ontario.

The combined capacity of the nine solar facilities is 86 MW at a total cost of approximately $500 million. All nine projects have 20-year power purchase agreements with the Ontario Power Authority. TransCanada anticipates the remaining five solar projects will come into service by the end of 2014.

“We are pleased to have acquired an additional solar facility in Ontario as part of our growing energy portfolio, one-third of which are facilities that produce electricity from emission-less sources” said Russ Girling, TransCanada president and chief executive officer. “The addition of these solar facilities to our asset base continues to allow us to complement our existing operations in Ontario where we have become the largest independent power producer in the province.”

To date, the company has invested over $5 billion in emission-less energy sources including the largest wind farm in New England,  13 hydro power facilities in New Hampshire, Massachusetts and Vermont, the Ontario solar projects and Canada's largest wind farm development located in Quebec. TransCanada is also a partner in Bruce Power, Canada's first private nuclear generator that currently produces 6,200 MW of emission-less electricity in Ontario. TransCanada also specializes in building highly efficient natural gas-fired power plants that are helping North America's transition to a less carbon-intensive electricity supply mix.

Founded in 2001 in Canada, Canadian Solar Inc. (NASDAQ: CSIQ) is one of the world's largest and foremost solar power companies. As a leading vertically integrated provider of solar modules, specialized solar products and solar power plants with operations in North America, South America, Europe, Africa, the Middle East, Australia and Asia, Canadian Solar has delivered more than 5GW of premium quality solar modules to customers in over 70 countries. Canadian Solar is committed to improve the environment and dedicated to provide advanced solar energy products, solutions and services to enable sustainable development around the world. For more information, please visit www.canadiansolar.com.

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada or http://blog.transcanada.com.

FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as “anticipate”, “expect”, “would”, “will” or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management’s assessment of TransCanada’s and its subsidiaries’ future financial and operation plans and outlook. All forward-looking statements reflect TransCanada’s beliefs and assumptions based on information available at the time the statements were made. Readers are cautioned not to place undue reliance on this forward-looking information. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada’s Quarterly Report to Shareholders dated November 5, 2013 and 2012 Annual Report filed under TransCanada’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov and available on TransCanada's website at www.transcanada.com.

TransCanada Media Enquiries:
Shawn Howard/Grady Semmens/Davis Sheremata
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522